Exhibit (a)(13)

Via Federal Express

11 March 2010

Mr. Lee M. Thomas

Chair, Governance and Compensation Committee

Board of Directors

Airgas, Inc.

259 North Radnor-Chester Road, Suite 100

Radnor, PA 19087-5283

Dear Mr. Thomas:

We continue to believe that it is in the best interests of Airgas, Inc.’s shareholders for Air Products and Airgas to meet to discuss the merits of our outstanding offer to acquire Airgas’s common stock for $60.00 per share in cash. While you have repeatedly declined our invitations to meet, we believe a frank, private exchange of views is far superior to the expense and delay inherent in the current public process around our offer. We hope that you will reconsider your position regarding our invitation to meet.

If you do not agree with us that a meeting would advance the interests of your shareholders, we request that you act now to establish a process that will permit your shareholders to consider our offer in a manner that is consistent with their rights and with your and our respective obligations of good corporate governance.

Fundamentally, shareholders are entitled to know when they will be permitted to vote for directors who support or oppose our offer. Shareholders are also entitled to know that their votes will have meaning. Accordingly, Airgas’s Board of Directors should agree to hold the 2010 annual shareholder meeting no later than August 18, 2010 (the one year anniversary of the 2009 annual shareholder meeting). The Board should also agree that if a director is nominated by the Board, but not elected by shareholders at the 2010 annual meeting, the Board will not reappoint that former director to the Board for at least three years, when the relevant class is next up for election.

We think it would benefit the shareholders of both companies to address these issues up front by agreement rather than through the expensive and distracting process of seeking resolution in the Delaware courts. We are confident that a fair shareholder process is of paramount importance to you. We look forward to your agreement and request the courtesy of a reply by March 18, 2010.

Very truly yours,

c: Airgas, Inc. Board of Directors